FILER:

    COMPANY DATA:
    COMPANY CONFORMED NAME:             ALLIANT ENERGY CORPORATE SERVICES, INC
    CENTRAL INDEX KEY:
    STANDARD INDUSTRIAL CLASSIFICATION:
    IRS NUMBER:
    STATE OF INCORPORATION:
    FISCAL YEAR END:

    FILING VALUES:
    FORM TYPE:                          U-6B-2
    SEC ACT:
    SEC FILE NUMBER:
    FILM NUMBER:

    BUSINESS ADDRESS:
    STREET 1:                           4902 N Biltmore Lane
    CITY:                               MADISON
    STATE:                              WI
    ZIP:                                53718
    BUSINESS PHONE:                     608-458-3311

    MAIL ADDRESS:
    STREET 1:                           P.O. BOX 77007
    CITY:                               MADISON
    STATE:                              WI
    ZIP:                                53707

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D. C. 20549

                                  FORM U-6B-2

                          Certificate of Notification

                    ALLIANT ENERGY CORPORATE SERVICES, INC.
              (Formerly known as "Alliant Services Company, Inc.")

     This certificate is filed by Alliant Energy Corporate Services, Inc.("Servco") on behalf of itself and Alliant Energy Integrated Services Company,("AEIS")(formerly "Alliant Energy Industrial Services, Inc."), Alliant Energy Field Services, Alliant Energy Generation, Inc., ("AEG, Inc.")Alliant Energy Integrated Services Company, Alliant Energy Integrated Services-Energy Management LLC, Alliant Energy Integrated Services-Energy Solutions LLC, Alliant Energy International, Inc.("AEI")(formerly "IES International Inc."), Alliant Energy Investco, Inc.("Investco")(formerly "IES Investco Inc."), Alliant Energy Investments, Inc. ("Investments")(formerly "IES Investments Inc."), Alliant Energy Synfuel LLC, Alliant Energy Resources Inc.("AER"), Alliant Energy Transportation, Inc.("AET")(formerly "IES Transportation Inc."), Capital Square Financial Corporation("CSFC"), Cedar Rapids and Iowa City Railway Company("CRANDIC"), Energys, Inc., Energy Performance Services, EUA Cogenex, Heartland Energy Group, Heartland Properties,("HPI"), Heartland Energy Services, Inc.("HES"), IEA Delaware, IEI Barge Services Inc.("Barge"), Industrial Energy Applications, Inc.("IEA"), Iowa Land & Building Company("ILBC"), Prairie Ridge Business Park, LP("Prairie"), RMT, Inc., Transfer Services, Inc ("Transfer")(formerly "IES Transfer Services Inc."), Village Lakeshares Inc.("Village"), Whiting Petroleum Corporation("Whiting"), and Williams Bulk Transfer.

     This certificate is notice that Alliant Energy Resources, Inc., during the period from October 1, 2002 through October 10, 2002 has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48 Paragraph 36,621].

     1. Type of the security - Commercial paper notes issued by Alliant Energy Resources, Inc.

     2.   Issue, renewal or guaranty - New Issues

     3.   Principal amount - See Schedule 1

     4.   Rate of interest - See Schedule 1

     5. Date of issue, renewal or guaranty - From October 1, 2002 through October 10, 2002

     6.   If renewal of security, give date of original issue - Not Applicable

     7. Date of maturity of each security - various ranging from 1 day to 67 days.

     8. Name of the person to whom each security was issued, renewed or guarantied: Cede & Co.

     9.   Collateral given with each security: None

     10.  Consideration received for each security: See Schedule 1

     11.  Application of proceeds of each security: See Schedule 1

     12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of
                a.  the provisions contained in the first sentence of 6(b),  :
                b.  the provisions contained in the fourth sentence of 6(b),  :
                c. the provisions contained in any rule of the commission other than Rule U-48, : X

     13.  Not Applicable

     14.  Not Applicable

     15   Exempt from provisions of 6(a) under Rule 52.


                                       ALLIANT ENERGY CORPORATE SERVICES, INC.

Date:  February 13, 2003           By:  /s/ Steven F Price
       ------------------              ----------------------------------------
                                       Steven F Price, Assistant Treasurer







                                  Form U-6B-2
                                   Schedule 1

                    ALLIANT ENERGY CORPORATE SERVICES, INC.

              PERIOD FROM OCTOBER 1, 2002 THROUGH OCTOBER 10, 2002

1. During the period from October 1, 2002 through October 10, 2002, Alliant Energy Resources, Inc. issued commercial paper to fund borrowings of participants from the Non-Utility Money Pool as follows:

                       October            November            December          Quarter
                     -----------------------------------------------------------------------
Beginnning Balance    $590,695,000     $ 271,300,000      $ 19,000,000      $ 590,695,000
CP Issued             $253,000,000     $           -      $          -      $ 253,000,000
CP Matured            $572,395,000     $ 252,300,000      $ 19,000,000      $ 843,695,000
Ending Balance        $271,300,000     $  19,000,000      $          -      $           -



2. During the period indicated above, SERVCO acted as agent for Alliant Energy Resources, Inc. in the management and coordination of the Non-Utility Money Pool. For each participant in the Non-Utility Money Pool, the principal amount of net short-term borrowings and (repayments) by month during the Reporting Period are as follows:

                                                   Beginning             Borrowing/              Ending
Participant                     Month               Balance              (Repayment)             Balance
-------------------------------------------------------------------------------------------------------------
Alliant Energy                  October              523,186.73           (1,952.01)              525,138.74
Field Services                  November             525,138.74          (16,774.42)              541,913.16
                                December             541,913.16          (21,863.28)              563,776.44

Alliant Energy                  October                       -                   -                        -
Generation, Inc                 November                      -                   -                        -
                                December                      -       (7,830,005.22)            7,830,005.22

Alliant Energy                  October            8,404,197.32          (69,398.56)            8,473,595.88
Integrated Services Company     November           8,473,595.88          (38,410.23)            8,512,006.11
                                December           8,512,006.11           92,299.59             8,419,706.52

Alliant Energy                  October           12,888,341.42          (29,606.17)           12,917,947.59
Integrated Services Company     November          12,917,947.59        2,385,981.65            10,531,965.94
Energy Management LLC           December          10,531,965.94          927,043.72             9,604,922.22

Alliant Energy                  October            4,970,102.54           83,785.90             4,886,316.64
Integrated Services Company     November           4,886,316.64          (63,263.12)            4,949,579.76
Energy Solutions LLC            December           4,949,579.76          220,796.69             4,728,783.07

Alliant Energy                  October          472,852,354.65       22,352,320.70           450,500,033.95
International, Inc.             November         450,500,033.95        5,365,106.46           445,134,927.49
                                December         445,134,927.49      (24,030,606.05)          469,165,533.54

Alliant Energy                  October           56,188,623.85         (207,206.48)           56,395,830.33
Investments, Inc.               November          56,395,830.33       (3,889,409.53)           60,285,239.86
                                December          60,285,239.86       (4,798,121.55)           65,083,361.41

Alliant Energy                  October            4,377,730.53       (6,543,553.68)           10,921,284.21
Synfuel LLC                     November          10,921,284.21        1,322,327.03             9,598,957.18
                                December           9,598,957.18        8,830,584.52               768,372.66

Alliant Energy                  October             (186,403.07)          (9,022.03)             (177,381.04)
Transportation, Inc.            November            (177,381.04)          94,002.12              (271,383.16)
                                December            (271,383.16)         (10,412.31)             (260,970.85)

Capital Square                  October           (4,040,672.50)          15,075.63            (4,055,748.13)
Financial Corp.                 November          (4,055,748.13)       2,204,733.91            (6,260,482.04)
                                December          (6,260,482.04)      (2,514,678.59)           (3,745,803.45)

Cedar Rapids &                  October           (5,447,128.91)         740,455.69            (6,187,584.60)
Iowa City Railway               November          (6,187,584.60)         437,758.74            (6,625,343.34)
                                December          (6,625,343.34)      (6,360,116.49)             (265,226.85)

Energys, Inc.                   October              777,252.83           16,994.90               760,257.93
                                November             760,257.93           68,221.16               692,036.77
                                December             692,036.77          699,647.32                (7,610.55)

Energy Performance Services     October           17,157,344.45          (64,013.51)           17,221,357.96
                                November          17,221,357.96         (491,987.43)           17,713,345.39
                                December          17,713,345.39         (329,196.85)           18,042,542.24

EUA Cogenex                     October           72,652,252.51       (1,536,537.15)           74,188,789.66
                                November          74,188,789.66          (29,032.99)           74,217,822.65
                                December          74,217,822.65        1,823,494.34            72,394,328.31
                                                                                  -
Heartland Energy                October           21,096,177.79        3,660,825.76            17,435,352.03
Group                           November          17,435,352.03       (5,049,600.39)           22,484,952.42
                                December          22,484,952.42         (104,664.51)           22,589,616.93

Heartland                       October           (6,524,488.52)       4,128,757.86           (10,653,246.38)
Properties, Inc.                November         (10,653,246.38)      (6,963,209.22)           (3,690,037.16)
                                December          (3,690,037.16)       2,202,229.02            (5,892,266.18)

HES                             October            2,067,980.65           (7,715.56)            2,075,696.21
                                November           2,075,696.21          (56,613.51)            2,132,309.72
                                December           2,132,309.72           80,110.90             2,052,198.82

IEA Delaware                    October           14,374,619.73          (53,631.26)           14,428,250.99
                                November          14,428,250.99          884,285.77            13,543,965.22
                                December          13,543,965.22          384,771.06            13,159,194.16

IEI Barge                       October            4,376,035.77          450,920.51             3,925,115.26
Services, Inc.                  November           3,925,115.26         (330,749.57)            4,255,864.83
                                December           4,255,864.83        6,130,919.87            (1,875,055.04)

Industrial Energy               October           26,645,856.24         (104,117.15)           26,749,973.39
Applications, Inc.              November          26,749,973.39        2,537,314.54            24,212,658.85
                                December          24,212,658.85        2,907,066.57            21,305,592.28

Iowa Land & Building            October           (1,666,110.19)         918,184.21            (2,584,294.40)
Company                         November          (2,584,294.40)       1,979,468.61            (4,563,763.01)
                                December          (4,563,763.01)         699,615.99            (5,263,379.00)

Prairie Ridge                   October               37,285.30             (139.11)               37,424.41
Business Park, L.P.             November              37,424.41             (623.00)               38,047.41
                                December              38,047.41             (296.75)               38,344.16

RMT, Inc.                       October           (8,006,666.54)     (15,665,743.02)            7,659,076.48
                                November           7,659,076.48       (2,616,746.47)           10,275,822.95
                                December          10,275,822.95        1,689,404.49             8,586,418.46

Transfer                        October             (222,453.96)         (14,577.61)             (207,876.35)
Services, Inc.                  November            (207,876.35)          40,997.17              (248,873.52)
                                December            (248,873.52)         (23,792.30)             (225,081.22)

Village Lakeshares,             October            1,674,958.99           67,830.31             1,607,128.68
Inc.                            November           1,607,128.68          230,334.30             1,376,794.38
                                December           1,376,794.38           46,111.91             1,330,682.47

Whiting Petroleum               October          273,732,436.77       20,090,144.78           253,642,291.99
Corporation                     November         253,642,291.99        8,917,106.58           244,725,185.41
                                December         244,725,185.41      164,639,892.79            80,085,292.62


Williams Bulk                   October            4,806,992.49          (59,076.66)            4,866,069.15
Transfer                        November           4,866,069.15          256,602.61             4,609,466.54
                                December           4,609,466.54           66,613.38             4,542,853.16






3. During the period indicated above, the participants in the Non-Utility Money Pool used borrowings from the pool for financing acquisitions and investments and for general corporate purposes.

4. During the period indicated above, the participants in the Non-Utility Money Pool were engaged in the following types of business:

          a. Alliant Energy Field Services, LLC. - Holding Company for a partial interest in gas pipe-line investments.

          b. Alliant Energy Generation, Inc. - Holding Company for the domestic non-regulated generating investments of Alliant Energy Resources, Inc.

          c.   Alliant Energy Integrated Services Company - Holding Company.

          d.   Alliant  Energy  Integrated   Services-Energy  Management  LLC  -
               Provides energy information services.

          e.   Alliant  Energy  Integrated   Services-Energy   Solutions  LLC  -
               Provides energy consulting and solutions.

          f. Alliant Energy International, Inc. (formerly "IES International Inc.") - Investments in foreign utilities.

          g. Alliant Energy Investments, Inc. (formerly "IES Investments Inc.") - Holding company for miscellaneous investments in real estate and venture capital.

          h. Alliant Energy Synfuel LLC -Investment in a facility that converts coal to a synthetic coal.

          i. Alliant Energy Resources Inc. - Holding company for non-utility subsidiaries of AEC.

          j. Alliant Energy Transportation, Inc. (formerly "IES Transportation Inc.") - Holding company for transportation related subsidiaries.

          k.   Capital Square Financial Corp. - Financing services.

          l. Cedar Rapids and Iowa City Railway Company - Short-line freight railway.

          m.   Energys, Inc. - Installation and service of energy systems.

          n. Energy Performance Services, Inc. - Provides resources to reduce energy consumption & related operating costs to industrial, institutional & federal government entities.

          o. EUA Cogenex - Provides resources to reduce energy consumption & related operating costs to industrial, institutional & federal government entities.

          p. Heartland Energy Group - Natural gas commodity and management services company.

          q. Heartland Properties, Inc. - Real estate management and community development.

          r.   HES - Holding company with an ownership in ReGenCo LLC.

          s. IEA Delaware - Parent company for 3 gas and oil pipelines located in Texas.

          t.   IEI Barge Services Inc. - Barge terminal and hauling services.

          u. Industrial Energy Applications, Inc. - Commodities-based energy services.

          v.   Iowa Land & Building Company - Real estate purchasing.

          w.   Prairie Ridge Business Park, LP - Real estate holding company.

          x.   RMT, Inc. - Environmental consulting and engineering.

          y. Transfer Services, Inc. (formerly IES Transfer Services Inc) - Operates storage facilities.

          z.   Village Lakeshares Inc. - Real estate and community development.

          aa.  Whiting Petroleum Corporation - Crude oil production.

          bb. Williams Bulk Transfer - Bulk materials transloading & storage facility